INVEST IN **REVELATION ALE WORKS**

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# Revelation Ale Works is MN's Ultra-Rural Brewery Found At Over 240 Locations!


Revelation
ale works
MINNESOTA

revales.com   Hallock MN

Main Street | Alcohol | Eating and Drinking | Community | Brewery

OVERVIEW   UPDATES 1   WHAT PEOPLE SAY 10   ASK A QUESTION 3

LEAD INVESTOR

**Sean Hanson** President, Oregon Smile Care Center

Ryan and his family are the greatest Their passion for the town of Hallock and brewing beer cannot be matched The beer is delicious and I see BIG things from these guys I am excited to be the lead investor for the best brewery on Wefunder. The growth of this company in the last two years is phenomenal. Despite a global pandemic, they continued to grow. They were able to be flexible, changing from majority of draft sales, to packaged beer and still see huge profits. They are becoming a household name in ND, MN, WI, and even Canada! Come grow with us! We are so thrilled to have people join this campaign bringing amazing beer to the people of the northern USA and southern Canada

**Invested $10,000 this round & $15,000 previously**

Learn about Lead Investors

## Highlights

1. We are community focused and have given back over $10k per year back to our community.
2. We are growing fast and just QUADRUPLED our capacity! 2017 Revenue was $203k. 2018: $392k 2019: $624k 2020: $647k
3. We offer a wide variety of excellent brews to please every beer drinker.
4. We are employee owned and want to offer ownership to our biggest fans!
5. We have remained profitable through the pandemic and expect amazing growth in 2021!

## Our Team



**Ryan Evenson** President/Head Brewer/Co-Founder

MBA in business management & 5 years brewing experience.

We love craft beer and the ability to create a community gathering place as well as the opportunity to improve our regional economy.



**Lindsey Evenson** Co-Founder

Teacher by day, brewer by night!



**Lindsey Gullickson** Taproom Manager/Co-Owner

Teacher, coach, taproom manager and MOM! Does she ever sleep?



**Tylden Kossan** Sales Manager/Co-Owner

Sales, packaging, brewing, cellaring . . . This guy does everything!



**Austin Ricklefs** Packaging Manager/Co-Owner

Do not TOUCH his canning line - it's dialed in perfectly!



**Lauren Stang** Packaging/Co-Owner

She's also a licensed personal trainer and mom. Watch out for Lauren!

## Community Focused Brewery


Revelation
doppelbock
Revelation
Revelation
Revelation
Teleforce

Revelation Ale Works was founded on the idea (the "Revelation") that we wanted to do beer and business differently. We started in our small town of Hallock, Minnesota, pop. 981 in 2017 order to help revitalize and improve our community. As of our 4th anniversary in February, we have helped raise over $40,000 for local causes!


Revelation
ale works

We also pride ourselves in being a local gathering place where everyone feels welcome. We offer a wide variety of ales and lagers as well as house made root beer and pizza. We are always open during the off-hours for groups needing a place to gather.




Revelation
ale works

### Find Us in Over 240 Locations!

From the beginning we have focused on distribution of our brews due to the small community in which we are located.

Check out our beer map:


Map
Satellite
Steinbach
Superior
National Forest
St Cloud
Eau Claire

We have grown from a 7 bbl system with 6 fermentation tanks to a 15 bbl brewhouse with 14 tanks and now distribute to over 240 locations in Minnesota, North Dakota, Wisconsin and Manitoba, Canada!



## We're Profitable!

We became profitable in 2019 with over 50% growth that year.  We maintained profitability through a difficult pandemic in 2020 and even managed a little growth! With the recent additions of accounts in NE Minnesota and Wisconsin as well as many other opportunities, the sky's the limit!


doppelbock
Revelation
ale works
SMOOTHIE SOUR
Triple Berry
Teleforce
Guava

## We Want YOU!

Revelation Ale Works has always been a community focused, high growth brewery and now we want you to own a piece of our dream!